# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ECD Automotive Design, Inc., CIK 0001922858
CUSIP: 27877D302
Title of class of securities: Common Stock, Par Value 0.0001 Per Share
Address of issuer's principal executive offices: 4390 Industrial Lane, Kissimmee, Florida (FL), 34758
Date of event which requires filing of this statement: 03/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001493152-26-009947
Filed by CIK 0001947975
Persons authorized to receive notices and communications: Chaya Nourafchan, ATW Partners Opportunities Management, 1 Pennsylvania Plaza, Suite 4810, New York, New York (NY), 10119, 646-975-5542

## Reporting persons
- ATW Partners Opportunities Management, LLC (CIK 0001947975): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Defender SPV LLC (CIK 0002123658): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- ATW OPPORTUNITIES MASTER FUND II, LP (CIK 0001893116): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Kerry Propper (CIK 0001282327): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Antonio Ruiz-Gimenez (CIK 0002123541): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value 0.0001 Per Share
Name of issuer: ECD Automotive Design, Inc.
Address of issuer's principal executive offices: 4390 Industrial Lane, Kissimmee, Florida (FL), 34758
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (defined herein) on March 12, 2026 (the "Schedule 13D"). The securities to which this Amendment and Schedule 13D relate are shares of common stock, par value US$0.0001 per share (the "Common Stock"), of ECD Automotive Design, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4390 Industrial Lane, Kissimmee, Florida 34758.

The Schedule 13D is hereby amended as set forth in this Amendment. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented as follows: The shares of Common Stock reported herein were acquired in connection with (a) an exchange transaction, effective March 11, 2026, pursuant to which 3,633 Series C Preferred Shares of the Issuer held by ATW Classic Equity LLC, a Delaware limited liability company ("ATW Classic") and a wholly owned holding company of Defender SPV, were exchanged for 207,008,547 shares of the Issuer's Common Stock, reflecting an exchange rate of $0.0176 per share of Common Stock and (b) a subsequent short-form merger of ATW Classic with the Issuer, pursuant to which (i) all Common Stock of the Issuer (other than treasury stock and common stock held by the Reporting Persons) were converted into the right to receive $0.0176 in cash, subject to appraisal rights, to be paid by Defender SPV from funds contributed by the Fund to Defender SPV (the "Merger Consideration"), (ii) the remaining shares of Common Stock of the Issuer were cancelled without any payment therefor and ceased to exist and (iii) the membership interests of ATW Classic held by Defender SPV were converted into 207,008,547 shares of Common Stock and 15,223 shares of Series C Preferred Stock of Issuer. On March 20, 2026, Issuer engaged a paying agent to effect payment of the Merger Consideration. On March 23, 2026, the Issuer issued a Senior Secured Convertible Note (the "Merger Consideration Additional Note") to Defender SPV in the original principal amount of $395,859.66 to fund the Merger Consideration. No additional consideration was paid in connection with the exchange or the conversion of membership interest of ATW Classic into Common Stock and preferred stock of the Issuer. The funds used to acquire the Common Stock and preferred stock were derived from the working capital of the Fund, consisting of capital contributions from its investors. For the sake of clarity, prior to the aforementioned exchange, the Fund contributed the membership interest of ATW Classic to Defender SPV and Defender SPV contributed 18,856 Series C Preferred Shares of the Issuer to ATW Classic. The other Reporting Persons may be deemed to beneficially own the securities reported herein by virtue of their respective relationships. No funds were borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer's Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented as follows: The purpose of the Merger Consideration Additional Note, described in Item 3, was to facilitate the payment and distribution of the Merger Consideration and to provide the Issuer the financing to fund the payment of the Merger Consideration and for working capital.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Exhibit A hereto sets forth the transactions in Common Stock effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented as follows: In connection with matters described in Item 4, the Issuer issued a Senior Secured Convertible Note, included herein as Exhibit B.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions; Exhibit B: Senior Secured Convertible Note issued by the Issuer to Defender SPV, dated March 23, 2026; & Exhibit C: Joint Filing Agreement by and among ATW Partners Opportunities Management, LLC, ATW Opportunities Master Fund II, L.P., Defender SPV LLC, Kerry Propper, and Antonio Ruiz-Gimenez, dated March 25, 2026

## Signatures
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper / a Managing Member of its Managing Member (03/25/2026)
- Defender SPV LLC: /s/ Kerry Propper, Kerry Propper / a Managing Member of its Manager (03/25/2026)
- ATW OPPORTUNITIES MASTER FUND II, LP: /s/ Kerry Propper, Kerry Propper / a Managing Member of its General Partner (03/25/2026)
- Kerry Propper: /s/ Kerry Propper, Kerry Propper (03/25/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez (03/25/2026)